miax®

June 12, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2025-11 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-11 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated officers of Miami International Holdings, Inc.; new subsidiaries (The International Stock Exchange Group Limited and The International Stock Exchange Authority Limited)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/12/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

25000196

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 12, 2025

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of June, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC;
   - MIH East Holdings, Limited; and
   - The International Stock Exchange Group Limited which is the sole owner of The International Stock Exchange Authority Limited.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Joseph Bracco	Executive Vice President – Global Head of Sales

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Margo Bailey	Vice President – Senior Counsel
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration

Name	Title
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
David Brown
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Mark I. Massad
Jack G. Mondel
Lisa Moore
Jamil Nazarali
William J. O’Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell

Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Mark F. Raymond
Cynthia Schwarzkopf
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis

Name	Title
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman

David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

<u>Standing Committees of MIAX PEARL, LLC</u>

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance

Name	Title
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Adam Hoffman
Paul Jiganti
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Sapphire, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel

Name	Title
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Brendan Murphy	Vice President – Member Relations and Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Technologies, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

<u>Directors of Miami International Technologies, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC (formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global Derivatives, LLC

Name	Title
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Global Derivatives, LLC

Directors
Thomas P. Gallagher
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 has operated as a holding company for the outstanding membership interests in ConvexityShares, LLC. ConvexityShares, LLC was merged into M 9 on March 19, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The Bermuda Stock Exchange</u>

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Byrne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

<u>Council (Directors) of The Bermuda Stock Exchange</u>

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Murray Stahl
Gregory A. Wojciechowski

<u>Committees of The Bermuda Stock Exchange</u>

Business Development Committee
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 402 Holdings, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated February 28, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Futures Exchange, LLC</u>

Name	**Title**
Troy McDonald Kane	President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Peter D. Sparby	Vice President – Chief Regulatory Officer

<u>Directors of MIAX Futures Exchange, LLC</u>

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
David S. Fleming
Bradley Griffith
William V. Looney, Jr.
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

<u>Standing Committees of MIAX Futures Exchange, LLC</u>

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De’Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De’Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De’Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC (“MIAX Global”) is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company’s trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Products, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

<u>Directors of MIAX Products, LLC</u>

Directors
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Dorman Trading, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Marie Schmucker	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Vice President – Finance
Barbara J. Comly	Secretary

<u>Directors of Dorman Trading, LLC</u>

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Caroline Arnold	Chief Compliance Officer and Chief Regulatory Officer on an interim basis
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company that holds all of the issued and outstanding shares of The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides financial markets and securities services to public and private companies. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE offers trading in domestic equities, UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Group Limited

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Group Limited

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)
Alexander Anderson Whamond

Committees of The International Stock Exchange Group Limited

There are four authorized committees of TISEG, with no active members since the closing of the TISEG acquisition on June 5, 2025: Audit Committee, Nominations Committee, Renumeration Committee and Risk Committee.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

T. THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1. *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5. *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The International Stock Exchange Authority Limited</u>

Name	**Title**
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

<u>Directors of The International Stock Exchange Authority Limited</u>

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

<u>Standing Committees of The International Stock Exchange Authority Limited</u>

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

TPM Oversight Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com
COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

Certificate of Incorporation

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registration Number: 57524

was incorporated on: Thursday, November 14, 2013

Signature:

Alan Bougourd
Registrar
Thursday, November 14, 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registered this 14th day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

1. The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED.

2. The Registered Office of the Company will be situate in Guernsey.

3. The Company is a non-cellular company.

4. The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5. The objects and powers of the Company are not restricted.

6. The Founder Member shall be MemberCo One Limited who shall take on formation one Ordinary Share in the capital of the Company for cash at £1.00.

Subscribed by:

MemberCo One Limited)
1 Le Marchant Street)
St Peter Port)
Guernsey)
GY1 4HP)

Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com

Certificate Of Change of Name

I hereby certify that on Monday, March 6, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED, registration number 57524, changed its name to The International Stock Exchange Group Limited

Signature:

Alan Bougourd
Registrar
Monday, March 6, 2017

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

Registered this 24 day of April 2025

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. STANDARD ARTICLES 1
2. INTERPRETATION 1
3. AMENDMENTS 3
4. BUSINESS 3
5. SHARE CAPITAL 4
6. NON-PARTICIPATING SHARE 4
7. ISSUE OF SHARES AND PRE-EMPTION RIGHTS 4
8. REPURCHASE OF SHARES 5
9. COMMISSIONS 6
10. TRUSTS 6
11. CERTIFICATES 6
12. LIEN 7
13. CALLS ON SHARES 7
14. FORFEITURE AND SURRENDER OF SHARES 8
15. REGISTER OF MEMBERS 8
16. TRANSFER AND TRANSMISSION OF SHARES 9
17. UNTRACED SHAREHOLDERS 10
18. ALTERATION OF CAPITAL 10
19. GENERAL MEETINGS 11
20. NOTICE OF GENERAL MEETINGS 11
21. PROCEEDINGS AT GENERAL MEETINGS 13
22. VOTES OF MEMBERS 14
23. PROXIES 15
24. WRITTEN RESOLUTIONS 16
25. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS 16
26. REMUNERATION OF DIRECTORS 17
27. INDEMNITIES 17
28. REGISTERS OF DIRECTORS 18
29. BORROWING POWERS OF THE BOARD 18
30. OTHER POWERS AND DUTIES OF THE BOARD 18
31. CONFLICTS OF INTEREST 19
32. DISQUALIFICATION OF DIRECTORS 21
33. PROCEEDINGS OF DIRECTORS 21
34. CHIEF EXECUTIVE OFFICER 22
35. SECRETARY 23
36. RESIDENT AGENT 23
37. THE SEAL 23
38. COMMON SIGNATURE 23
39. AUTHENTICATION OF DOCUMENTS 23
40. DIVIDENDS 23
41. RESERVES 24
42. CAPITALISATION OF PROFITS 24
43. ACCOUNTS AND REPORTS 25
44. AUDIT 27
45. NOTICES 27
46. WINDING UP 28
47. SCHEME OF ARRANGEMENT 28

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.
financial year	(a) firstly, the period beginning on the date on which the Company was

incorporated and ending within eighteen (18) months of that date; and

(b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date;

as determined from time to time by the Board.

Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of an Ordinary Share in the capital of the Company (excluding, for the avoidance of doubt, the Non-Participating Member).
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Ordinary Shares	the ordinary shares of £1.00 each issued by the Company.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	the common seal of the Company.
Secretary	any person designated by the Board as such.
shares	the Ordinary Shares and/or the Non-Participating Share, as applicable, and each of them a share.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
subsidiary	has the meaning given under Section 531 of the Law.
Non-Participating Member	the States of Guernsey (acting by and through the Policy & Resources Committee or such other committee as the States may determine from time to time) or its successor or assign.

Non-Participating Share	the non-participating share of £1.00 issued to the Non-Participating Member.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the Non-Participating Member:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company or any subsidiary of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company or any subsidiary of the Company to a place other than within the Bailiwick of Guernsey;

(d) any sale or transfer of shares in, any subsidiary of the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing any subsidiary of the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f) a change of name.

5. SHARE CAPITAL

5.1 The share capital of the Company is:

(a) £5,000,000 divided into 5,000,000 Ordinary Shares of £1.00 each; and

(b) £1.00 divided into 1 Non-Participating Share of £1.00.

5.2 Without prejudice to any special rights previously conferred on the holders of any existing shares and subject to Article 7, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections 292 and 293 of the Law, the Board is authorised to issue shares (or options, warrants or other rights in respect of shares) subject only to any limitation in Article 5.1, which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

5.3 The Board may, in any twelve (12) month period, issue up to twenty (20) per cent of the number of Ordinary Shares already in issue in the Company and in respect of which, the pre-emption rights in Article 7 will not apply.

6. NON-PARTICIPATING SHARE

6.1 The Non-Participating Share shall only be issued at par value of £1.00 and only to the Non-Participating Member or a nominee of the Non-Participating Member.

6.2 The Non-Participating Share may only be transferred with the sanction of the Board.

6.3 The Non-Participating Share shall only carry voting rights where specifically provided for in the Law.

6.4 The Non-Participating Share shall carry no right to receive any dividend and on a winding up, only the par value thereof shall be payable to the Non-Participating Member and the Non-Participating Member shall not be entitled to participate in any surplus assets of the Company.

6.5 The Non-Participating Member may authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as the Non- Participating Member could exercise if it were an individual Member of the Company.

7. ISSUE OF SHARES AND PRE-EMPTION RIGHTS

7.1 Subject to the authority conferred by Article 5 and Article 7.2, or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

7.2 Subject to the authority conferred by Article 5.3 and unless otherwise determined by special resolution of the Company in general meeting or by a written resolution of all the Members and subject as provided in Articles 7.4 and 7.5, any shares available for issue from time to time shall, before they are issued, be offered to all the holders of shares in the Company in proportion to the number of the shares held by them respectively (and such offer shall be at the same price and on the same terms to each such holder). Such offer shall be made by notice specifying the number of shares offered, the proportionate entitlement of the relevant Member, the price per share and limiting a period (not being less than thirty (30) days) within which the offer, if not accepted, will be deemed to be declined and, after the expiration of such period, the Directors shall offer the shares so declined to the persons who have, within the said period, accepted all the shares offered to them in the same manner as the original offer and limited by a period of not less than fourteen (14) days. If any shares comprised in such further offer are declined or deemed to be declined such further offer shall be withdrawn in respect of such shares. At the expiration of the time limited by the notice(s) the Directors shall allot the shares so offered to or amongst the Members who have notified their willingness to take all or any of such shares in accordance with the terms of the offer. No Member shall be obliged to take more than the maximum number of shares he has indicated his willingness to take.

7.3 Any shares not accepted pursuant to Article 7.2 and any shares released from the provisions of this Article by special resolution or written resolution as therein specified shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons at such times and generally on such terms and conditions as they think proper, provided that no shares shall be issued at a discount below par value and provided further that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers thereof than the terms on which they were offered to the Members.

7.4 The discretion of the Directors contained in Article 7.2 as to the allotment and disposal of and the granting of any option over the Company's shares shall, in any event, be subject to the provisions of any agreement relating thereto binding on the Company from time to time and any directions contained in any resolution of the Company.

7.5 Save with the prior written consent of all the Members, no shares shall be allotted on terms that the right to take up the shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to the allotment of a share may direct that such shares be allotted or issued to any other person.

7.6 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company; and

(c) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

8. REPURCHASE OF SHARES

8.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

8.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

9. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

10. TRUSTS

10.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

10.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

10.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings. Where the default shares represent at least 0.25 per cent. of the shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

10.4 Articles 10.2 and 10.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

11. CERTIFICATES

11.1 The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

11.2 All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11.3 In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

11.4 If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

11.5 The Non-Participating Member shall be entitled to receive within two months after issuance or lodgement of transfer of the Non-Participating Share to the Non-Participating Member (or within such other period as the conditions of issue shall provide) one certificate for its share.

12. LIEN

12.1 The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

12.2 The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

12.3 To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

13. CALLS ON SHARES

13.1 The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

13.2 Joint holders shall be jointly and severally liable to pay calls.

13.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

13.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

13.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

14. FORFEITURE AND SURRENDER OF SHARES

14.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

14.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

14.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

14.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

14.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

14.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

14.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

14.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

14.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

15. REGISTER OF MEMBERS

15.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

15.2 Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

15.3 The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

16. TRANSFER AND TRANSMISSION OF SHARES

16.1 All transfers of shares by Members (except for the Non-Participating Member) may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

16.2 These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

16.3 Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

16.4 The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

16.5 On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

16.6 A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

16.7 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

16.8 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

17. UNTRACED SHAREHOLDERS

17.1 The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a) during the period of not less than six (6) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall following the expiry of such period of six (6) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d) notice shall have been given to the stock exchanges on which the Company is listed, if any.

17.2 The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company.

18. ALTERATION OF CAPITAL

18.1 The Company (excluding the Non-Participating Member) at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum as the resolution shall prescribe.

18.2 Unless the Company shall have resolved otherwise, any new shares shall be of such amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

18.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 18.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

18.4 In any subdivision under Article 18.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

18.5 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

19. GENERAL MEETINGS

19.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

19.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

19.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

19.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

19.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

19.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

20. NOTICE OF GENERAL MEETINGS

20.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

20.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

20.3 Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

20.4 Notice of a general meeting of the Company must be sent to:-

(a) every Member entitled to attend and vote thereat; and

(b) every Director.

20.5 In Article 20.4, the reference to Members includes only persons registered as a Member.

20.6 Notice of a general meeting of a company must:-

(a) state the time and date of the meeting;

(b) state the place of the meeting;

(c) specify any special business to be put to the meeting (as defined in Article 21.1);

(d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

20.7 Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

20.8 Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

20.9 The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

20.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a) by notice in La Gazette Officielle, or

(b) in any other manner deemed appropriate by the Board.

20.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

20.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a) his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b) the right to appoint more than one proxy.

20.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

21. PROCEEDINGS AT GENERAL MEETINGS

21.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

21.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

21.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

21.4 The chairman of any general meeting shall be either:-

(a) the chairman of the Board;

(b) in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c) if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

(d) if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

(e) if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

21.5 The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

21.6 The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

21.7 A Director of the Company shall be entitled to attend and speak at any general meeting regardless of whether that Director is a Member of the Company.

21.8 The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.9 At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by not less than five (5) Members having the right to vote on the resolution; or

(c) by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

21.10 The demand for a poll may be withdrawn.

21.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

21.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

21.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

21.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

21.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

22. VOTES OF MEMBERS

22.1 On a show of hands, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

22.2 On a poll, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

22.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

22.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

22.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

22.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

22.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

22.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

23. PROXIES

23.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

23.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

23.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

23.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

23.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

23.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

23.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

24. WRITTEN RESOLUTIONS

24.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

24.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

24.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

24.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

24.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

24.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

24.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

25. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

25.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

25.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

25.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

25.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

25.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

26. REMUNERATION OF DIRECTORS

26.1 The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other sub-paragraph of these Articles) shall not exceed in aggregate £200,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Such remuneration shall be deemed to accrue from day to day.

26.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

26.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

27. INDEMNITIES

27.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

27.2 The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

27.3 Notwithstanding Article 27.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

28. REGISTERS OF DIRECTORS

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

29. BORROWING POWERS OF THE BOARD

29.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

30. OTHER POWERS AND DUTIES OF THE BOARD

30.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

30.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

30.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 33 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

30.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

30.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

30.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

30.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

30.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

30.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

30.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

31. CONFLICTS OF INTEREST

31.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

(a) if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

(b) if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

31.2 Article 31.1 does not apply if:-

(a) the transaction or proposed transaction is between the Director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

31.3 A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

31.4 Nothing in Articles 31.1, 31.2 and 31.3 applies in relation to:-

(a) remuneration or other benefit given to a Director;

(b) insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

(c) qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

31.5 A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

(a) vote on a matter relating to the transaction;

(b) attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

(c) sign a document relating to the transaction on behalf of the Company; and

(d) do any other thing in his capacity as a Director in relation to the transaction;

as if the Director was not interested in the transaction.

31.6 Subject to Article 31.7, a Director is interested in a transaction to which the Company is a party if the director:-

(a) is a party to, or may derive a material benefit from, the transaction;

(b) has a material financial interest in another party to the transaction;

(c) is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

(d) is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

31.7 A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

31.8 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

31.9 Subject to due disclosure in accordance with Article 31, no Director or intending Director shall be disqualified by his office from contracting with the Company as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

31.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

31.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

32. DISQUALIFICATION OF DIRECTORS

32.1 A Director shall cease to hold office:-

(a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of six months and the Board resolves that his office shall be vacated;

(c) if he dies or becomes of unsound mind or incapable;

(d) if he becomes insolvent suspends payment or compounds with his creditors;

(e) if he is requested to resign by written notice signed by all his co-Directors;

(f) if the Company in general meeting shall declare that he shall cease to be a Director; or

(g) if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

32.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

33. PROCEEDINGS OF DIRECTORS

33.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

33.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

33.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

33.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

33.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

33.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

33.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 33 shall apply mutatis mutandis to the proceedings of such committees.

33.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

33.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

34. CHIEF EXECUTIVE OFFICER

34.1 The Directors shall from time to time appoint a Chief Executive Officer for such period and on such terms as they think fit, and subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Any Chief Executive Officer so appointed shall become ipso facto a director. The appointment of the director so appointed shall be automatically determined if he or she ceases from any cause to be Chief Executive Officer.

34.2 A Chief Executive Officer shall receive such remuneration (whether by way of salary, commission, or participation in profits or partly in one way and partly in another) as the Directors may determine.

34.3 The Directors may entrust to and confer upon a Chief Executive Officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

35. SECRETARY

35.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

35.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

35.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

36. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

37. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

38. COMMON SIGNATURE

The common signature of the Company may be either:-

38.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

38.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

39. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

40. DIVIDENDS

40.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

40.2 The method of payment of dividends shall be at the discretion of the Board.

40.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

40.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member (excluding the Non-Participating Member).

40.5 The Board may deduct from any dividend payable to any Member (excluding the Non-Participating Member) on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

40.6 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

40.7 The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

40.8 With the sanction of the Company (excluding the Non-Participating Member) in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members (excluding the Non-Participating Member) upon the footing of the value so fixed in order to adjust the rights of Members (excluding the Non-Participating Member) and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

40.9 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

40.10 No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

40.11 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

41. RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

42. CAPITALISATION OF PROFITS

42.1 The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

42.2 Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

43. ACCOUNTS AND REPORTS

43.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

43.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

43.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

43.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

43.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

43.8 The accounts shall include:-

(a) a profit and loss account; and

(b) a balance sheet.

43.9 The accounts shall:-

(a) give (and state that they give) a true and fair view;

(b) be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

(c) comply (and state that they comply) with any relevant enactment for the time being in force.

43.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

43.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

43.12 The Board shall prepare a Directors' report for each of the Company's financial years.

43.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

43.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

43.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

43.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

(a) so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

(b) he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

43.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 43.16(b) if he has:-

(a) made such enquiries of his fellow Directors and of the Auditors for that purpose; and

(b) taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

43.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

43.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

43.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

(a) the accounts;

(b) the Directors' report; and

(c) the Auditors' report (where one is required under Part XVI of the Law).

43.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

43.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

44. AUDIT

44.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

44.2 Subject to Article 44.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

45. NOTICES

45.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 45.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

45.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

45.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

45.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

45.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

45.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

45.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

46. WINDING UP

46.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members (excluding the Non-Participating Member) shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member (excluding the Non-Participating Member).

46.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members (excluding the Non-Participating Member) in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members (excluding the Non-Participating Member) as the Liquidator, with the like sanction, shall think fit.

46.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.

47. SCHEME OF ARRANGEMENT

47.1 In this Article 47, references to the "**Scheme**" are to the scheme of arrangement dated 1 April 2025 between the Company and the Scheme Shareholders (as defined in the Scheme) under Part VIII of the Law as approved by the holders of the Scheme Shares at the meeting convened by the Court and as it may be modified or amended in accordance with its terms, and (save as defined in this Article 47) expressions defined in the Scheme shall have the same meanings in this Article 47.

47.2 References to a 'share' in this Article 47 shall not include the Non-Participating Share and nothing in this Article 47 shall affect or alter the rights of the Non-Participating Member under these Articles.

47.3 Subject to the Scheme becoming effective and, notwithstanding any other provision of these Articles or the terms of any resolution (whether ordinary, special or otherwise) passed by the Company in general meeting, if the Company issues any shares, or if any treasury shares are sold or transferred, in each case other than to MIH East Holdings, Limited ("**Bidco**") or its nominee(s) on or after the adoption of this Article and on or prior to the Scheme Record Time, such shares shall be issued, sold or transferred subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme and the original or any subsequent holder of such shares (other than Bidco and/or its nominee(s)), shall be bound by the Scheme accordingly.

47.4 Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any shares are issued, or if any treasury shares are sold or transferred, to any person (other than under the Scheme or to Bidco or its nominee(s)) (a "**New Member**") on or after the Scheme Record Time (the "**Transfer Shares**"), they shall be immediately transferred by the New Member to Bidco (or as it may direct) (the "**Purchaser**") in consideration of (subject as hereinafter provided) the payment to the New Member of a cash amount equal to the value of the Cash Consideration that the New Member would have been entitled to under the Scheme had each Transfer Share been a Scheme Share at the Scheme Record Time by not later than the fourteenth day after the issue of the Transfer Shares to the New Member.

47.5 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), effected after the Effective Date, the amount of Cash Consideration to be paid to a New Member for each Transfer Share pursuant to sub-paragraph 3 of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to shares, Cash Consideration and Transfer Shares shall, following such adjustment, be construed accordingly.

47.6 To give effect to any transfer of Transfer Shares required by this Article 47, the Company may appoint any person as attorney or agent for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to the Purchaser or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or agent be necessary or desirable to vest the Transfer Shares in the Purchaser or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or other instruments or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser or its nominee(s) and the Company may give a good receipt for the Cash Consideration for the Transfer Shares and may register the Purchaser and/or its nominee(s) as holder thereof. The Company shall not be obliged to issue a certificate to a New Member for the Transfer Shares. Bidco shall send (or procure to be sent) a cheque drawn on a UK clearing bank in favour of the New Member for the Cash Consideration payable to the New Member in respect of the Transfer Shares within fourteen days of the issue of the Transfer Shares to the New Member.

47.7 If the Scheme shall not have become effective by 19 September 2025 or such later date (if any) (a) as may be agreed in writing by Bidco and the Company with the consent of the Panel on Takeovers and Mergers (the "**Panel**"), or (b) (in a competitive situation) as may be specified by Bidco with the consent of the Panel, and in each case (if required) as the Court may allow, this Article 47 shall no longer be of any effect.

47.8 Notwithstanding any other provision of these Articles or any resolution passed by the Company in general meeting, neither the Company nor the Board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date other than to the Purchaser pursuant to the Scheme.

Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com
COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

Certificate of Incorporation

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

Registration Number: 57527

was incorporated on: Thursday, November 14, 2013

Signature:

Alan Bougourd
Registrar
Thursday, November 14, 2013

Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com
www.guernseyregistry.com

Certificate Of Change of Name

I hereby certify that on Wednesday, April 26, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED, registration number 57527, changed its name to The International Stock Exchange Authority Limited

Signature:

Alan Bougourd
Registrar
Wednesday, April 26, 2017

THE COMPANIES (GUERNSEY) LAW, 2008

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

Registered this 14TH day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED.

2. The Registered Office of the Company will be situate in Guernsey.

3. The Company is a non-cellular company.

4. The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5. The objects and powers of the Company are not restricted.

6. The Founder Member shall be The Channel Islands Securities Exchange Limited which shall take on formation one share in the capital of the Company for cash at £1.00.

Subscribed by:

JON MOULTON, DIRECTOR

The Channel Islands Securities Exchange Limited
1 Lefebvre Street
St Peter Port
Guernsey
GY1 4PJ

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. STANDARD ARTICLES 1
2. INTERPRETATION 1
3. AMENDMENTS 3
4. BUSINESS 3
5. SHARE CAPITAL 3
6. ISSUE OF SHARES 4
7. REPURCHASE OF SHARES 4
8. COMMISSIONS 4
9. VARIATION OF CLASS RIGHTS 4
10. CLASS MEETINGS 5
11. TRUSTS 5
12. CERTIFICATES 6
13. LIEN 6
14. CALLS ON SHARES 6
15. FORFEITURE AND SURRENDER OF SHARES 7
16. REGISTER OF MEMBERS 8
17. TRANSFER AND TRANSMISSION OF SHARES 8
18. UNTRACED SHAREHOLDERS 9
19. ALTERATION OF CAPITAL 9
20. GENERAL MEETINGS 10
21. NOTICE OF GENERAL MEETINGS 11
22. PROCEEDINGS AT GENERAL MEETINGS 12
23. VOTES OF MEMBERS 14
24. PROXIES 14
25. WRITTEN RESOLUTIONS 15
26. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS 16
27. REMUNERATION OF DIRECTORS 16
28. INDEMNITIES 16
29. REGISTERS OF DIRECTORS 17
30. ALTERNATE DIRECTORS 17
31. BORROWING POWERS OF THE BOARD 18
32. OTHER POWERS AND DUTIES OF THE BOARD 18
33. CONFLICTS OF INTEREST 19
34. DISQUALIFICATION OF DIRECTORS 21
35. PROCEEDINGS OF DIRECTORS 21
36. EXECUTIVE DIRECTORS 22
37. SECRETARY 22
38. RESIDENT AGENT 23
39. THE SEAL 23
40. COMMON SIGNATURE 23
41. AUTHENTICATION OF DOCUMENTS 23
42. DIVIDENDS 23
43. RESERVES 23
44. CAPITALISATION OF PROFITS 23
45. ACCOUNTS AND REPORTS 23
46. AUDIT 23

47. NOTICES 23
48. WINDING UP 23

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.

financial year	(a) firstly, the period beginning on the date on which a Company was incorporated and ending within eighteen (18) months of that date; and (b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date; as determined from time to time by the Board.
Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of a share in the capital of the Company.
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	*the common seal of the Company.*
Secretary	any person designated by the Board as such.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the States of Guernsey acting by and through the Policy Council or such other Departmental Board designated by it from time to time:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company to a place other than within the Bailiwick of Guernsey;

(d) the registration of any sale of, or transfer or issue of shares in, the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f) a change of name.

5. SHARE CAPITAL

5.1 The Company may issue an unlimited number of shares.

5.2 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections

292 and 293 of the Law, the Board is authorised to issue an unlimited number of shares (or options, warrants or other rights in respect of shares) (subject only to any limitation in Article 5.1) which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

6. ISSUE OF SHARES

6.1 Subject to the authority conferred by Article 5 or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

6.2 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(c) fractions of shares may be issued or purchased by the Company; and

(d) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

7. REPURCHASE OF SHARES

7.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

7.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

8. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

9. VARIATION OF CLASS RIGHTS

9.1 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

9.2 The quorum for a variation of class rights meeting is:-

(a) for a meeting other than an adjourned meeting, two (2) persons present holding at least one third of the voting rights of the class in question;

(b) for an adjourned meeting, one (1) person holding shares of the class in question; or

(c) where the class has only one Member, that Member.

9.3 For the purposes of Article 9.2 above, where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

9.4 At a variation of class rights meeting, any holder of shares of the class in question present may demand a poll.

9.5 For the purposes of this Article:-

(a) any alteration of a provision contained in these Articles for the variation of rights attached to a class of shares, or the insertion of any such provision into the Articles, is itself to be treated as a variation of those rights; and

(b) references to the variation of rights attached to a class of shares include references to their abrogation.

9.6 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10. CLASS MEETINGS

Subject as aforesaid in the case of a variation of class rights, when the share capital is divided into different classes of shares, Articles 20 through 25 shall apply mutatis mutandis to any class meeting and to the voting on any matter by the Members of any such class.

11. TRUSTS

11.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

11.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

11.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings or class meetings. Where the default shares represent at least 0.25 per cent. of the class of shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

11.4 Articles 11.2 and 11.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

12. CERTIFICATES

12.1 The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

12.2 All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

12.3 In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12.4 If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

13. LIEN

13.1 The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

13.2 The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

13.3 To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

14. CALLS ON SHARES

14.1 The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

14.2 Joint holders shall be jointly and severally liable to pay calls.

14.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

14.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

14.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

15. FORFEITURE AND SURRENDER OF SHARES

15.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

15.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

15.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

15.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

15.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

15.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

15.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

15.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

15.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

16. REGISTER OF MEMBERS

16.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

16.2 Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

16.3 The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

17. TRANSFER AND TRANSMISSION OF SHARES

17.1 All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

17.2 These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

17.3 Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

17.4 The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

17.5 On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

17.6 A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

17.7 The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

17.8 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

18. UNTRACED SHAREHOLDERS

18.1 The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a) during the period of not less than twelve (12) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall following the expiry of such period of twelve (12) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d) notice shall have been given to the stock exchanges on which the Company is listed, if any.

18.2 The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company or any class thereof.

19. ALTERATION OF CAPITAL

19.1 The Company at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum to be divided into shares of such amount as the resolution shall prescribe.

19.2 Unless the Company shall have resolved otherwise, any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

19.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 19.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

19.4 In any subdivision under Article 19.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

19.5 The Board on any consolidation of shares may deal with fractions of shares in any manner.

19.6 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

20. GENERAL MEETINGS

20.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

20.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

20.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

20.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

20.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

20.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

21. NOTICE OF GENERAL MEETINGS

21.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

21.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

21.3 Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

21.4 Notice of a general meeting of the Company must be sent to:-

(a) every Member entitled to attend and vote thereat;

(b) every Director; and

(c) every Alternate Director registered as such.

21.5 In Article 21.4, the reference to Members includes only persons registered as a Member.

21.6 Notice of a general meeting of a company must:-

(a) state the time and date of the meeting;

(b) state the place of the meeting;

(c) specify any special business to be put to the meeting (as defined in Article 22.1);

(d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

21.7 Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

21.8 Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

21.9 The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

21.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a) by notice in La Gazette Officielle, or

(b) in any other manner deemed appropriate by the Board.

21.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

21.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a) his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b) the right to appoint more than one proxy.

21.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

22. PROCEEDINGS AT GENERAL MEETINGS

22.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

22.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

22.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

22.4 The chairman of any general meeting shall be either:-

(a) the chairman of the Board;

(b) in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c) if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

(d) if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

(e) if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

22.5 The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

22.6 The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

22.7 A Director of the Company shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company regardless of whether that Director is a Member of the Company or a holder of the relevant class of shares.

22.8 The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

22.9 At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by not less than five (5) Members having the right to vote on the resolution; or

(c) by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

22.10 The demand for a poll may be withdrawn.

22.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

22.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

22.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

22.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

22.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

23. VOTES OF MEMBERS

23.1 On a show of hands, every Member present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

23.2 On a poll, every Member present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

23.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

23.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

23.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

23.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

23.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

23.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

24. PROXIES

24.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

24.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

24.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

24.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

24.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

24.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

24.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

25. WRITTEN RESOLUTIONS

25.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

25.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

25.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

25.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

25.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

25.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

25.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

26. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

26.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

26.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

26.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

26.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

26.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

27. *REMUNERATION OF DIRECTORS*

27.1 The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

27.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

27.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

28. *INDEMNITIES*

28.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

28.2 The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

28.3 Notwithstanding Article 28.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

29. REGISTERS OF DIRECTORS

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

30. ALTERNATE DIRECTORS

30.1 Any Director may, by notice in writing under his hand served upon the Company, appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

30.2 Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary, to notice of meetings of the Directors; and

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present.

30.3 Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

30.4 No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

30.5 A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

31. BORROWING POWERS OF THE BOARD

31.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

32. OTHER POWERS AND DUTIES OF THE BOARD

32.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

32.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

32.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 35 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

32.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

32.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

32.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

32.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

32.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

32.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

32.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

33. CONFLICTS OF INTEREST

33.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

(a) if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

(b) if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

33.2 Article 33.1 does not apply if:-

(a) the transaction or proposed transaction is between the Director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

33.3 A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

33.4 Nothing in Articles 33.1, 33.2 and 33.3 applies in relation to:-

(a) remuneration or other benefit given to a Director;

(b) insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

(c) qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

33.5 A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

(a) vote on a matter relating to the transaction;

(b) attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

(c) sign a document relating to the transaction on behalf of the Company; and

(d) do any other thing in his capacity as a Director in relation to the transaction;

as if the Director was not interested in the transaction.

33.6 Subject to Article 33.7, a Director is interested in a transaction to which the Company is a party if the director:-

(a) is a party to, or may derive a material benefit from, the transaction;

(b) has a material financial interest in another party to the transaction;

(c) is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

(d) is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

33.7 A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

33.8 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

33.9 Subject to due disclosure in accordance with Article 33, no Director or intending Director shall be disqualified by his office from contracting with the Company as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

33.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

33.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

34. DISQUALIFICATION OF DIRECTORS

34.1 A Director shall cease to hold office:-

(a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(c) if he dies or becomes of unsound mind or incapable;

(d) if he becomes insolvent suspends payment or compounds with his creditors;

(e) if he is requested to resign by written notice signed by all his co-Directors;

(f) if the Company in general meeting shall declare that he shall cease to be a Director; or

(g) if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

34.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

35. PROCEEDINGS OF DIRECTORS

35.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

35.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

35.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

35.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

35.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

35.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

35.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 35 shall apply mutatis mutandis to the proceedings of such committees.

35.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

35.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

36. EXECUTIVE DIRECTORS

36.1 The Board may at any time appoint one or more of their body to be holder of any executive office including the office of managing Director on such terms and for such periods as they may determine.

36.2 The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

36.3 The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

37. SECRETARY

37.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

37.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

37.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

38. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

39. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

40. COMMON SIGNATURE

The common signature of the Company may be either:-

40.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

40.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

41. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

42. DIVIDENDS

42.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

42.2 The method of payment of dividends shall be at the discretion of the Board.

42.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

42.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

42.5 The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

42.6 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

42.7 The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

42.8 With the sanction of the Company in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

42.9 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

42.10 No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

42.11 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

43. RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

44. CAPITALISATION OF PROFITS

44.1 The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

44.2 Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

45. ACCOUNTS AND REPORTS

45.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

45.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

45.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

45.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

45.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

45.8 The accounts shall include:-

(a) a profit and loss account; and

(b) a balance sheet.

45.9 The accounts shall:-

(a) give (and state that they give) a true and fair view;

(b) be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

(c) comply (and state that they comply) with any relevant enactment for the time being in force.

45.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

45.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

45.12 The Board shall prepare a Directors' report for each of the Company's financial years.

45.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

45.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

45.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

45.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

(a) so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

(b) he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

45.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 45.16(b) if he has:-

(a) made such enquiries of his fellow Directors and of the Auditors for that purpose; and

(b) taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

45.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

45.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

45.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

(a) the accounts;

(b) the Directors' report; and

(c) the Auditors' report (where one is required under Part XVI of the Law).

45.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

45.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

(a) accounts;

(b) Directors' report; and

(c) Auditors' report (where one is required under Part XVI of the Law).

46. AUDIT

46.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

46.2 Subject to Article 46.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

47. NOTICES

47.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 47.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

47.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

47.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

47.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

47.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

47.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

47.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

48. WINDING UP

48.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member.

48.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator, with the like sanction, shall think fit.

48.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.